File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

06 November 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

dw 1/13

Registered in England & Wales
Registration No. [illegible]

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Severn Trent Plc
2.	Name of scheme:	Severn Trent (Executive) Share Option Scheme
3.	Period of return:	From 1 May 2003 to 31 October 2003
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	419,988 (Block Listing was increased on 2 June 2003 by 397,312 shares)
5.	Number of shares issued/allotted under scheme during period:	35,156
6.	Balance under scheme not yet issued/allotted at end of period	782,144
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	750,000 Ordinary Shares of £1.00 each Date of Grant of Listing – 23 February 1996 419,364 Ordinary Shares of 65 $^{5/19}$ pence each Date of Grant of Listing - 6 August 2002 397,312 Ordinary Shares of 65 $^{5/19}$ pence each Date of Grant of Listing – 2 June 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

345,036,606 Ordinary Shares of 65 5/19 pence each

Contact for queries:

Name: David Chettle

Telephone: 0121 722 4543

Address: Severn Trent Plc

2297 Coventry Road, Birmingham B26 3PU

Person making return

Name: Peter P Davies

Position: Group General Counsel and Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	Severn Trent Plc
2.	Name of scheme:	Severn Trent Sharesave Scheme
3.	Period of return:	From 1 May 2003 to 31 October 2003
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,149,350 (Block Listing was increased on 2 June 2003 by 663,726 shares)
5.	Number of shares issued/allotted under scheme during period:	929,217
6.	Balance under scheme not yet issued/allotted at end of period	883,859
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	3,000,000 Ordinary Shares of £1.00 each Date of Grant of Listing – 10 February 1997 3,000,000 Ordinary Shares of 65 $^{5/19}$ pence each Date of Grant of Listing – 26 March 1999 928,309 Ordinary Shares of 65 $^{5/19}$ pence each Date of Grant of Listing - 6 August 2002 663,726 Ordinary Shares of 65 $^{5/19}$ pence each Date of Grant of Listing – 2 June 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

345,036,606 Ordinary Shares of 65 5/19 pence each

Contact for queries:

Name: David Chettle

Telephone: 0121 722 4543

Address: Severn Trent Plc

2297 Coventry Road, Birmingham B26 3PU

Person making return

Name: Peter P Davies

Position: Group General Counsel and Company Secretary